Exhibit 99.32

Results of Voting at Annual & Special Meeting of Shareholders

October 3, 2006 - Halifax, Nova Scotia – In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, Linear Gold Corp. (LRR.TSX) is pleased to report that its shareholders approved all transaction and business put forward at the Annual & Special Meeting of Shareholders which was held on September 29, 2006. At the Meeting, the shareholders were asked to consider certain matters outlined in the Corporation’s Information Circular dated August 18, 2006.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:

Election of Directors

The five nominees set forth in the Corporation’s Information Circular dated August 18, 2006 were elected as directors of the Corporation by a majority vote on a show of hands.

Item 2:

Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as the auditor of the Corporation and the directors were authorized to fix the remuneration of the auditor by a majority vote on a show of hands.

Item 3:

Approval of 95,000 stock options, exercisable at $5.00 per share, granted to officers and employees, subject to shareholder approval.

The 95,000 stock options, exercisable at $5.00 per share, granted to officers and employees were approved through a vote by ballot.  The results of the ballot were 7.4 million common shares in favour, 3.0 million common shares against, and 1.5 million common shares withheld.

Item 4:

 Approval of option plan amendment converting the Plan to a 10% rolling plan and amending the insider restrictions of the Plan.

The option plan amendment converting the Plan to a 10% rolling plan and the amendment of the insider restrictions to the Plan was approved through a vote by ballot.  The results of the ballot were 6.5 million common shares in favour, 3.9 million common shares against, and 1.5 million common shares withheld.

Item 5:

Approval of option plan amendment related to the Plan’s amendment provisions.

The option plan amendment related to the Plan’s amendment provisions was approved through a vote by ballot.  The results of the ballot were 7.4 million common shares in favour, 3.1 million common shares against, and 1.5 million common shares withheld.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and the Dominican Republic.

For further information please contact 1-902-422-1421.

/s/ Brian MacEachen

Brian MacEachen, Vice-President & CFO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

Nick Fuller or Samantha Fletcher

Fuller Fletcher & Associates Ltd

Tel: +44 207 256 5204

Fax: +44 207 256 5678

Linear Gold Corp.

2000 Barrington St., Suite 502, Halifax, NS, Canada  B3J3K1

Telephone: (902) 422-1421 Facsimile:  (902) 491-4281    Internet: www.lineargoldcorp.com